Exhibit 99.1

NEWS RELEASE

Endeavour Silver Adjusts Second Quarter 2013 Revenues 12% Higher;
Second Quarter 2013 Financial Results to be Released Tuesday, August 6;

Vancouver, Canada – July 15, 2013 - Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) announces that the Second Quarter 2013 revenues reported on July 10, 2013 were understated by 12% due to the marking to market of certain concentrate sales that had already received final pricing during the quarter.

The revised revenues for Q2, 2013 are $71.3 million, a new quarterly record for the Company, up 76% from Q2, 2012. The realized metal prices were also understated and have been revised upwards to $21.38 per ounce (oz) silver and $1,297 per oz gold sold (see revised table of Q2, 2013 operating results below).

Three Months Ended June 30			Q2 2013 Highlights	Six Months Ended June 30
2013	2012	% Change		2013	2012	% Change
			Production
71.3	40.5	76%	Revenues ($ millions)	141.1	89.5	58%
1,787,571	1,075,000	66%	Silver oz sold	3,302,648	2,175,000	52%
25,477	5,650	351%	Gold oz sold	41,201	13,146	213%
21.38(2)	29.21	(35%)	Realized silver price per oz	25.05(2)	31.18	(24%)
1,297(2)	1,599	(28%)	Realized gold price per oz	1,417(2)	1,648	(19%)

(1)	Silver equivalent ounces calculated using 60:1 ratio
(2)
Revenue from the sale of concentrates is subject to adjustments upon final settlement.  Concentrate sales are subject to mark to market accounting treatments resulting in quarterly closing prices used for a significant portion of metal sales. Furthermore, reported revenue and realized prices include adjustments to prior quarter sales on final settlement.

The Company plans to release its Second Quarter, 2013 financial results after the market closes on Tuesday August 6, 2013. A telephone conference call to discuss the Q2, 2013 financial results will be held at 10am PDT (1pm EDT) on Wednesday, August 7, 2013. To participate in the conference call, please dial the following:

•	800-319-4610 Canada and USA (toll-free)
•	604-638-5340 Vancouver
•	604-638-5340 Outside of Canada & USA
•	No pass-code needed to participate in the conference call

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1-604-638-9010 outside of Canada & USA. The required pass-code is 4890 followed by the # sign.

About Endeavour Silver – Endeavour is a mid-tier silver mining company focused on growing its profits, production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of accretive growth of its silver mining operations. The organic expansion programs now underway at Endeavour’s three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2013 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.